Exhibit 99.8

Common TV Address

common TV address

Q3 FY 2015 Results

January 9, 2015

CORPORATE PARTICIPANTS

Vishal Sikka

Chief Executive Officer

Pravin Rao

Chief Operating Officer

Rajiv Bansal

Chief Financial Officer

press

Rukmini Rao

Bloomberg TV India

Chandra

ET NOW

Poornima Murali

CNBC TV18

Tariq

Zee Media

Vishal Sikka

Hi everyone, this is Vishal. We are excited to join you today and share with you the results for the third quarter. We had a very good performance in the third quarter where we saw 2.6% revenue growth in constant currency, 3.4% in rupee terms. We also saw expansion of our margins to 26.7% which is 60 basis points improvement compared to Q2. We achieved this on the basis of very-very good volume growth. We saw volume growth of 4.2% which is the best growth of any quarter in the last three years and the best growth of any Q3 over the last six years. We also had very high utilization. We touched 82.7% utilization in the quarter which is the highest utilization in 11 years. We are extremely excited about these results. We also saw drop in attrition. In absolute terms in Q3, we saw attrition of approximately 8,900 people, compared to 10,100 or so in Q2 and 10,600 in Q1. So we are seeing continued drop in attrition, which we continue to monitor and continue to be excited about as we look to the future. As a result of this achievement, we are announcing 100% variable bonus payout for our units in the company.

With that, we would like to open it up to some questions.

Rukmini Rao

Hello, Gentlemen, this is Rukmini Rao from Bloomberg TV India. Congratulation on the numbers, of course not quite what the street was expecting and we are also surprised with the numbers though. Just wanted to understand from you, Vishal, on what the demand environment is looking for you guys in the next quarter or so, because all of them were expecting a dip in the guidance that you might announce? Also, just wanted to understand, the way the rupee has been reacting, what do you see the impact of this volatility of rupee going forward? Thank you.

Vishal Sikka

We have seen a tremendous currency fluctuation recently and it leads to in many cases negative results and so forth. I do not want to get into the currency fluctuation business. We are in the technology, innovation and services business. We will leave the currency speculation to others. From a demand perspective, we continue to see good demand. Of course, there are challenges in many industries in Retail, Manufacturing. However, my sense is that there is tremendous need for innovation. Most industries are in a tremendous state of disruption, they need software and a strategy to power themselves with software to invent their future with software, with computing technologies and we continue to see significant need for industries to renovate themselves with the use of innovation. Pravin, do you want to add something on the demand side?

Pravin Rao

Yes. I think if you look at it from a geography perspective, we are seeing good demand in North America barring a few verticals. Europe is a bit muted. If you look at it from a vertical perspective, in Financial Services, we are seeing good traction, more traction in Europe than in Americas. If you look at Manufacturing, as a sector, we are seeing fairly muted growth in pipeline. But if you look at it from a sub-sector perspective, we are seeing decent traction in Hi-tech and Auto whereas Industrial and Aero are under pressure, RCL (Retail, CPG, Logistics, and Life Sciences) continues to be a bit of a challenge. We continue to expect volatility going into the next quarter as well because that is one area where we are seeing significant transformation of the business model. We will continue to see wins, we will continue to see postponements and it will continue to be some volatility there. Energy is under tremendous pressure. Because of the drop in oil prices, we are seeing massive pricing pressure. We are seeing postponements and so on. So I think for the next two quarters that sector will be bit troubled. In telecom, given the M&A activities happening and the pressure on the top line itself, we will continue to expect some challenges going forward. In Life Sciences, we have had a fantastic quarter, a very strong quarter. Next quarter, pipeline is decent, but remains to be seen. Overall, I think the momentum is good, particularly in Americas getting into this quarter and the next year. Europe is a little bit muted.

Vishal Sikka

I think it is important to keep in mind that the demand pressure that we see is on the way the services and the way the offerings have been so far. When we look at the innovation and the needs for tomorrow, there continues to be a tremendous demand for that. However, we do see pricing pressure on what I can perhaps informally refer to as ‘yesterday’s services’. We continue to have pressure on those because of the economics, because of the pressure that the businesses themselves are in as Pravin mentioned in Retail, in Energy and other sectors. However, in every industry, there is a tremendous need for innovation. By-the-way, I also wanted to mention that because of the innovation that we see especially from start-ups, one of the things that I have been amazed by is that in India, we have thriving start-up scene. But also the challenge that start-up companies see to scale themselves up to international to serve international needs. So one of the things that I am very excited about is our Board has today approved expanding our start-up fund from $100 mn to $500 mn and we will dedicate part of that just to investing in India.

Chandra

Hi, Chandra here from ET NOW. Vishal, looks like a new year has started on a good note for you. I was just going to ask about this start-up innovation fund allocation. So this $500 mn, is it part of the cash allocation strategy that you said that you will be talking about. Will there be more such initiatives that we can expect in April because there is a lot of questions on what you are planning to do with the $5.4 bn. If you can tell us about the cash usage strategy? Rajiv, if you can clarify if the guidance 7-9% is in constant currency, because it is said at September 30th exchange rate? And finally, Pravin, attrition is still 20.4% on an LTM basis, so it has not really come down for you. Why are not the initiatives paying off because you guys have changed the compensation structure, I hear you are handing out iPhones to top performers, why is there no let-up in attrition?

Vishal Sikka

Yes, you should expect that as we lay out our detailed allocations in April on what the implication of our strategy are in a detailed plan, as a result of that, we will address the cash aspects of that as well. And yes, indeed, this $500 mn is a part of that. But for now, one step at a time. Today we are announcing $500 mn fund and it will take time of course to draw down from this fund, but we are announcing this fund today that we will start to invest in companies from around the world, in the rest of the world as well. But we also want to have a dedicated focus, especially on Indian start-up companies but more to come in the next quarter. We need the additional three months to put together the details of how we will work out all of these things. Then in terms of the guidance, I will let Rajiv address that. I think given the massive fluctuations that we have seen all around the world. We are an Indian company, our reporting currency is rupee, so I think at the end of the day, we have to measure ourselves by how we do in rupee terms, revenue and profitability growth in rupee terms. We do not want to get into the business of speculating on currencies and so forth. What we have done is we are sticking to our plans, we are sticking to our guidance that we gave at the end of September that 7-9% that we mentioned as of the 30th of September this is what we are holding out as to. Rajiv, do you want to add something?

Rajiv Bansal

As Vishal already said, most of the global currencies have seen a huge depreciation in the last three months against US dollar. If you look at Australian Dollar, it has depreciated by about 7.5%, GBP and Euro by more than 5% and that kind of currency fluctuation is very difficult to predict. Even if you look at in the last one week, we have seen a lot of depreciation in some of these currencies. I think Australian dollar depreciated by 2% in the last one week itself. So given that we are saying we cannot take a call on how the currency would move in the next three months. We gave a guidance of 7-9% as of October 10th based on September 30th exchange rate and we are sticking to that guidance based on the numbers that we see today.

Pravin Rao

On the attrition front, I think, from a LTM basis, it has marginally increased from 20.1% to 20.4%. But from an absolute headcount perspective, we are seeing 12% reduction in attrition as compared to Q2. Q2 number itself was 5% lower than Q1. From that perspective, we believe that it is trending in the right direction. I have consistently maintained in the last quarter as well that it will take a few quarters for things to stabilize. What we are watching out is the trend. We also continue to focus on employee engagement, employee outreach program and we will continue to do that, but it will take time. It will take a few more quarters. It is a very competitive market. There has been a lot of demand for hot skills, particularly with Infosys with its training programs and other things, I think the employees in Infosys have a pretty big demand in the market, particularly people who have been trained and so on. There are various reasons for it but we believe that many of the efforts we have taken have started yielding dividends. It will probably take a few more quarters for it to come back to where we believe it should be.

Rajiv Bansal

I will just add here. If you look at the absolute numbers when you are saying the initiatives that we have taken are not paying off. The attrition in absolute terms for IL alone has fallen from 7400 odd people to 6000 people in two quarters. So attrition is down, on an annualized basis, attrition is down from 21.1% last quarter to 18.2% this quarter, there is a 3% drop in attrition in this quarter. So the initiatives that we have taken are paying off, we are in a right direction. But as Pravin said, we still have a way to go. We would like the attrition to be about 12% to 13%, but I think the initiatives we have taken are started paying off. But it is too early in the stage to talk where it is going to be.

Poornima Murali

Hi, this is Poornima from CNBC TV18. Could you elaborate on the deal pipeline going forward? And also you have had tie-ups with training centers to improve the sales team efficiencies, if you can elaborate on that? And my last question to you is, Dr. Sikka, in the analyst call last time, you did say that you will give quantitative targets for December quarter, if you can also elaborate on that? Thank you.

Vishal Sikka

In terms of the pipeline, the pipeline is very robust. Pravin already mentioned that, perhaps Pravin can add more color to that. To your second question, we have been working heavily on that on renewing our education, the way that we train. We have had a tremendous emphasis on education all along. We are a very distinguished learning company that values learning as a core capability for life. We have been redoubling on that over the last quarter. One of the initiatives that we have taken is to train our sales people using a very customized program from Stanford University Graduate School of Business. This is a very nice program that we are putting together, it will go into effect in March of this year. That will cover our senior management especially in the sales side. We are very excited about that. We are also preparing an online curriculum also with Stanford, both School of Business and Engineering, to cover everyone at Infosys. One of the things that we did in Q3 that we are very proud of, is roll out Design Thinking massively across the company. More than 9,000 people in Infosys have already been trained on Design Thinking. We did intensive programs covering more than two days each with the top 400 managers of Infosys. We are embracing Design Thinking, I expect that over the next few quarters everyone at Infosys will be touched by this thing. I believe it is fundamentally important for our future because I think that as we look into unchartered territories and helping our clients innovate on their new frontiers, new technologies, new ways of thinking like Design Thinking are necessary; as well as to get us out of this mindset of doing repetitive autonomous tasks and focusing on creativity and imagination on a massive scale.

Poornima Murali

My last question was during the Analyst Call last time you did say that you will give quantitative targets in the December quarter.

Vishal Sikka

April. Our statement has constantly been that, because we have been working on understanding the details of our strategy of renewing and new things in parallel, that n April we will provide more tangible guidance in particular on capital allocations and things like that.

Tariq

Hi, this is Tariq from Zee Media. How is the billing status going forward, is the company planning to revise the billing rates?

Pravin Rao

Pricing is stable. Obviously, it depends on sector but by and large it is stable. On a deal specific basis, anyway as Vishal calls in terms of ‘old generation services’, there is a lot pricing pressure. You have to go aggressively to win. But other than that I think it is fairly stable. only recent development is in the Energy sector, we are seeing a lot of pressure because of the drop in oil prices, otherwise by and large it is stable.

Participant

Just one follow-up question on the volume growth, it is the best volume growth in three years according to what you have said. How sustainable is this and were there any factors that helped you this particular quarter, because it is a seasonally weak quarter, yet you posted robust volumes, so is that sustainable going forward, if you can give me some perspective on that?

Vishal Sikka

Well, it was due to great performance and certainly our expectation is that we will continue to have great performance going forward.

Participant

Vishal, also wanted to understand from you, on the start-up initiatives, you were looking at a lot of them. Is there anything in the offering that we can see in terms of acquisitions or any significant tie-up and these startups doing work for Infosys going forward?

Vishal Sikka

Yes, for sure, there is nothing that I can announce right now. We had announced a partnership with DreamWorks Animation earlier and we are in the final discussions with them to invest in a joint venture that will help bring DreamWorks Technologies to other industries like Retail, digital manufacturing of physical goods. We are very excited about that, but please stay tuned for that over the next couple of weeks and you will see more on both these fronts.

Poornima Murali

Poornima from CNBC. Utilization is at an all-time high. How better can utilization get going forward? And also, how is the US growth because North America has grown significantly this quarter?

Pravin Rao

Utilization, historically we have been looking at about 78%, but this year we started targeting about 80% to 82%. That is where we are comfortable with at this stage. We expect to sustain it at this level. There may be some quarterly aberrations because next quarter we will have a massive influx of trainees coming from Mysore, so you could potentially find some drop in utilization, but overall this year we are targeting on an average 80% to 82%.

Vishal Sikka

Thank you very much.

Rajiv Bansal

Thank you.